UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

HEARTWARE INTERNATIONAL, INC.

(Name of Subject Company)

HEARTWARE INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

422368100

(CUSIP Number of Class of Securities)

Keyna P. Skeffington, Esq.

HeartWare International, Inc.

c/o Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, Minnesota 55432

(763) 514-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

Copies to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by HeartWare International, Inc. (“HeartWare” or the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on July 26, 2016 (together with any amendments, supplements and exhibits thereto, including this Amendment No. 4, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Medtronic, Inc. (“Parent”), itself a Minnesota corporation and wholly owned subsidiary of Medtronic plc (“Medtronic”), a public limited company organized under the laws of Ireland, for all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $58.00 per Share, paid to the holder in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Medtronic, Purchaser and Parent with the SEC on July 26, 2016. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information” is hereby amended and supplemented by adding the following section:

“Expiration of the Offer

The Offer and withdrawal rights expired at the end of the day, immediately after 11:59 p.m. Eastern time on August 22, 2016. Computershare Trust Company, N.A., the depository and paying agent for the Offer (the “Depositary”) advised Parent and Purchaser that a total of 14,952,817 Shares were validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 85.15% of the outstanding Shares. The number of Shares tendered satisfied the Minimum Condition. All other conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

On August 23, 2016, following the consummation of the Offer, Parent completed its acquisition of HeartWare pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into HeartWare, without a vote of the stockholders of HeartWare in accordance with Section 251(h) of the DGCL, with HeartWare continuing as the surviving corporation and a wholly owned subsidiary of Parent. By virtue of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by HeartWare as treasury stock or owned by Parent or Purchaser, which Shares were cancelled and retired and ceased to exist or (ii) held by a holder who properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) was cancelled and converted into the right to receive $58.00 per Share in cash, without interest, subject to any required withholding of taxes.

As a result of the Merger, the Shares will be delisted and HeartWare will cease to be a publicly traded company on Nasdaq. Following the Merger, Parent intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of HeartWare’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Medtronic plc on August 23, 2016 (incorporated by reference to Exhibit (a)(5)(A) of Amendment No. 4 to the Schedule TO filed with the SEC by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. on August 23, 2016).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2016	HeartWare International, Inc.

	By:	/s/ Keyna P. Skeffington
	Name:	Keyna P. Skeffington
	Title:	Vice President and Secretary